A MESSAGE TO MADISON STRATEGIC SECTOR PREMIUM FUND SHAREHOLDERS

What do you want from your Investment Fund?

STABLE LEADERSHIP
INVESTMENT EXPERIENCE
PROVEN RESULTS

That's what you get with your current Madison Funds Management team.

Why take the risk of changing an investment team that is outperforming most other funds?

The Board of Trustees of Madison Strategic Sector Premium Fund (MSP) urges you to keep MSP's successful, results driven team working for you. The Board strongly recommends that you vote **AGAINST proposals 2 and 3** and to vote **FOR the re-election of both Frank Burgess and Steve Riege to the MSP Board of Trustees**.

Vote the WHITE card today!

Performance is what counts.

✔ Under current leadership that includes Frank Burgess and Steve Riege, MSP and Madison Covered Call and Equity Strategy Fund (MCN) have reliably distributed monthly and quarterly dividends since 2011.

✔ The current annualized Yield of MSP is 8.65% and 9.16% for MCN — beating the industry average.

✔ Cumulative total return of the funds is an astounding 83.49% for MSP and 73.10% for MCN.



Madison Funds are advised by Madison Asset Management, LLC. Since 1974, the Madison organization has remained an independent, employee-controlled firm committed to Excellence. Let our solutions work for you.



CONSISTENT ABOVE AVERAGE RETURNS ON YOUR INVESTMENT.

As an Investor in Madison Strategic Sector Premium Fund that's what you have, and that's what you deserve.

Why risk years of stable, productive investment performance?

ATTENTION MADISON SHAREHOLDER:

Madison Strategic Sector Premium Fund (MSP) will hold their annual meeting on August 22, 2017.

This year's annual shareholder meeting is vitally important to your investment with the Fund.

An activist shareholder, Karpus, wants to destabilize MSP by replacing two of our successful and qualified Board Members with two of their own nominees, who we expect will move to liquidate the fund.

Do you benefit?

Only Karpus benefits from disrupting MSP, not you! You have come to rely on MSP as a stable source of dividend income to help support your retirement lifestyle or save for retirement.

If the fund is destabilized or liquidated, you will no longer receive dividend payments and ***could have to pay capital gains taxes*** on the shares you hold! Support Madison's Management Team that has provided a consistent return since 2004.

How can I support MSP?

To support MSP, vote MSP's WHITE CARD today. Vote FOR Frank Burgess and Steve Riege and Vote AGAINST Proposals 2 and 3.

DO NOT VOTE on the Green Card if you want to support MSP and protect your investment.
DO NOT even try to vote AGAINST KARPUS on the Green Card.
Doing so may impact your vote on the WHITE CARD.

Act Now: Vote our WHITE CARD Today.

Call us immediately if you need any assistance at: 1-855-976-3331

Madison FUNDS®

Madison Funds are advised by Madison Asset Management, LLC. Since 1974, the Madison organization has remained an independent, employee-controlled firm committed to Excellence. Let our solutions work for you.